Cohen Circle Acquisition Corp. I

2929 Arch Street, Suite 1703
Philadelphia, PA 19104

October 8, 2024

VIA EDGAR

Cheryl Brown and Karina Dorin

U.S. Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:	Cohen Circle Acquisition Corp. I Registration Statement on Form S-1 Filed September 20, 2024, as amended File No. 333-282271

Dear Ms. Brown and Ms. Dorin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cohen Circle Acquisition Corp. I (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:45PM eastern time on Thursday, October 10, 2024, or as soon as practicable thereafter.

Very truly yours,

/s/ R. Maxwell Smeal
R. Maxwell Smeal Chief Financial Officer and Secretary